中國海洋石油有限公司

CNOOC LIMITED

July 6, 2017

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	CNOOC Limited
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 21, 2017
Comment Letter Dated June 21, 2017
File No. 1-14966

Dear Messrs. Schwall and Horowitz and Ms. Lu:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated June 21, 2017 with respect to the Form 20-F for the fiscal year ended December 31, 2016 of CNOOC Limited (the “Company”), which was filed on April 21, 2017 (the “2016 20-F”). For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year ended December 31, 2016

Information on the Company, page 19

Business Overview, page 21

Selected Operating and Reserves Data, page 23

Proved Undeveloped Reserves (PUD), page 27

1.	Revise to more clearly explain the factors that led to changes in your proved undeveloped reserves (“PUDs”) during 2016. Your revised disclosure should provide the net change in reserve quantities, on a disaggregated basis, attributable to each separate cause such as changes relating to new discoveries and extensions, revisions of previous estimates, improved recovery, acquisitions, divestitures, and the amounts converted to proved developed reserves. To the extent that that two or more unrelated factors contribute to a single line item change, indicate the net amount attributable to each factor as part of your narrative explanation so that the change in net reserves between periods is fully explained. Also, address other material changes such as the 690.4 MMBoe decrease in PUDs related to your operations in Canada. Refer to Item 1203(b) of Regulation S-K. In addition, expand the disclosure on page 30 of your annual report to better explain how the metric “reserve replacement ratio excluding economic revisions” was calculated.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 2

Response: The Company respectfully advises the Staff that, as of December 31, 2016, the Company had Proved Undeveloped Reserves (“PUDs”) of 1,987.1 million BOE, representing a decrease of 387.2 million BOE as compared to PUDs of 2,374.3 million BOE as of December 31, 2015, and the causes for the changes in its PUDs in 2016 are as follows:

(1)	Offshore China: PUDs were 1,334.3 million BOE as of December 31, 2016, representing an increase of 112.8 million BOE as compared to PUDs of 1,221.5 million BOE as of December 31, 2015, which were primarily due to:

•	An increase of 298.8 million BOE in PUD due to extensions and new discoveries, which are primarily attributable to Luda 16-3, Caofeidian 12-6, Lingshui 25-1, Lingshui 18-1 and Lufen 15-1;

and partially offset by:

•	A decrease of 128.8 million BOE in PUDs due to the conversion from PUDs to Proved Developed reserves (“PDs”); and

•	A decrease of 57.2 million BOE in PUDs due to revision of previous estimates.

(2)	Overseas: PUDs were 652.8 million BOE as of December 31, 2016, representing a decrease of 500.0 million BOE as compared to PUDs of 1,152.8 million BOE as of December 31, 2015, which were primarily due to:

•	A decrease of 94.0 million BOE in PUDs due to conversion from PUDs to PDs; and

•	A decrease of 464.7 million BOE in PUDs due to revision of previous estimates;

and partially offset by:

•	An increase of 58.3 million BOE in PUDs due to extensions and new discoveries, which are primarily attributable to US tight oil.

Among the overseas PUDs, the PUDs in Canada reduced from 618.6 million BOE as of December 31, 2015 to 144.8 million BOE as of December 31, 2016, representing a decrease of 473.8 million BOE or 77%, which were primarily due to:

•	A decrease of 480.9 million BOE in PUDs due to revision of previous estimates, which was primarily because 486.5 million BOE in PUDs of the Long Lake project were written off because they were uneconomic, and partially offset by an increase of 4.8 million BOE in PUDs of Syncrude;

and partially offset by:

•	An increase of 7.1 million BOE in PUDs due to extensions and new discoveries, which are primarily attributable to the addition of Aurora South extension reserves of Syncrude.

The Company further advised the Staff that, with respect to the disclosure of “…the reserve replacement ratio for the Company is 8% for 2016. Excluding economic revision, the reserve replacement ratio for the Company is 145%.” on page 30 of the 2016 20-F, the reserves replacement ratio was calculated as total proved reserves additions (including reserves acquisitions and dispositions) divided by the annual production. Reserves replacement ratio excluding economic revisions was calculated with the same formula, except that total proved reserves additions exclude the amount of proved reserves changes associated with economic factors.

2.	Describe the factors that led to the decrease in PUDs related to your operations in Canada from 835.2 MMBoe as of December 31, 2015 to 144.8 MMBoe as of December 31, 2016 and explain how you determined that the remaining PUDs meet the definitions per Rules 4-10(a)(22) and (31) of Regulation S-X. Also, tell us what quantities of your PUDs located in Canada relate to the Syncrude project and the Long Lake project as of December 31, 2016.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 3

Response: The Company respectfully advises the Staff that reserves are required to be economically recoverable. In 2016, the average annual WTI benchmark oil price estimated for SEC reporting declined by 15% to $42.75 US/bbl. The North America Henry Hub average annual benchmark gas price also declined in 2016 by 5% to $2.46 US/MMBTU. The decline in price and change in the economic environment resulted in considerable adjustments to operating and capital activity and related economics. All of the Company’s reserves were evaluated for 2016 year-end reporting by qualified reserves staff in accordance with Rules 4-10(a)(22) and (31) of Regulation S-X.

With respect to PUDs located in Canada, as of December 31, 2016, all remaining PUDs were attributed to Syncrude and the Company did not have other Canadian properties retaining PUD reserves.

Regional Overview, page 32

3.	Disclosure on page 36 states that you continued the development of the Long Lake project in 2016. Expand your disclosure to provide additional information better describing your present activities in Canada, including the status of the upgrader facilities for your oil sands projects. Refer to Item 1206(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that Long Lake project, which began producing in 2008, is an integrated Steam Assisted Gravity Drainage (“SAGD”) and upgrading operation that uses a proprietary OrCrude™ technology as well as hydrocracking and gasification to produce Premium Synthetic Crude (PSCTM) oil. While the Company’s development planning is ongoing, development work and bitumen production continues on the project, including:

•	Nexen’ continued operation of the Long Lake SAGD facilities, with net production averaged approximately 38,000 bbl/d in the first quarter of 2017;

•	Project evaluation mainly including the most economic use of the upgrader in the future;

•	Formulation of future plans for the recovery production of the adjacent Kinosis 1A (“K1A,” a new SAGD facility) project;

•	Optimization of additional future development areas;

•	Evaluation of future infill drilling programs; and

•	Preservation of the upgrader facilities for asset sustainment.

Operating and Financial Review and Prospects, page 57

Results of Operations, page 62

4.	We note that you recognized a bad debt provision of approximately RMB 1,403 million in 2016 due to “risk associated with the collection of Nigeria trade receivable.” Tell us about more about the circumstances that led to the recognition of this bad debt provision and quantify the amount of receivables related to your operations in Nigeria as of December 31, 2016. Provide an aging of your accounts receivable that distinguishes between current and overdue amounts with your response. In addition, tell us whether there have been recent changes related to your operations in Nigeria, including as it relates to existing economic conditions.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 4

Response: The Company respectfully advises the Staff that Nigerian National Petroleum Corporation (“NNPC”) disagreed with some costs incurred by the contractors for the operation and development of OML130 project (the “Unapproved Costs”) and lifted beyond its share of the oil under the assumption that those costs should not be treated as recoverable costs under the Production Sharing Contract (the “PSC”). In accordance with the clause of the PSC, the Company recorded the oil overlifted by NNPC as trade receivable based on the entitlement reports. On March 5, 2016, the Company submitted the arbitration request in relation to the Unapproved Costs. The Company has assessed the recoverability of the trade receivable and provided bad debt allowance of US$202 million as of December 31, 2016 considering the risk of collection. The Company considered the provision was sufficient at the end of 2016. Substantial trade receivable accounts are current amount within one year. In addition, there have been no recent changes related to the Company’s operations in Nigeria.

Notes to Consolidated Financial Statements

Note 14 – Property, Plant and Equipment, page F-47

5.	Disclosure in your annual report states that “there was no formal recommendation or decision from the business continuity planning work to suggest the future operating plan of Long Lake assets” as of December 31, 2016. In addition, we note that your net proved reserves in Canada decreased by approximately 64% from the prior year. Tell us about the factors considered in your calculation of the value in use of the Long Lake assets based on your specific operating plans. Include information explaining the current state of the Long Lake assets, how internal forecasts reflect your future operating plans, and your basis for estimating future cash flows pursuant to IAS 36 based on the continuing use of these assets in their current condition. Also tell us how the factors that led to the decrease in your proved reserves were considered in your assessment of the recoverable amount of the Long Lake assets. Refer to paragraphs 33, 39, and 44 of IAS 36. As part of your response, please quantify the capitalized costs related to the Long Lake assets as of December 31, 2016.

Response: The Company respectfully advises the Staff that as a result of the explosion that occurred at Long Lake site near the hydrocracker unit in January 2016, the Long Lake upgrader is currently not in operation. The Company is currently conducting Business Continuity Planning (“BCP”) to assess the most economic future use of the Long Lake assets, including the upgrader. The bitumen production facilities have continued to operate while the BCP analysis is ongoing.

The model selected for impairment testing is consistent with the historical model and represents management’s current understanding of future plans. The impairment model considers SAGD production and upgrading to be an integrated operation, and includes K1A pipeline repair and the restoration of upgrading. Management’s best estimates of future cash inflows and outflows of this integrated operation are used to estimate value-in-use in the model. No assumed benefits to future cash inflows or outflows from future restructurings or potential changes to the business model are included in this economic model. As at 2016 year-end, the BCP assessment was still ongoing, and the best estimate of the future use of the Long Lake assets hasn’t changed from prior years.

SEC proved reserves are considered to be a conservative estimate for future production and are estimated under existing economic conditions. IAS 36 uses management’s best estimate of future production and the range of economic conditions that will exist over the remaining useful life of the asset. When SEC existing economic conditions were applied to conservative estimate of future production used for proved reserves, the estimated future cash outflows exceeded the inflows and therefore the proved reserves were uneconomic and could not be recognized for SEC reporting.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 5

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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452 1441 or by email at zhonghua@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Hua Zhong

Name: Hua Zhong

Title: Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP